EXHIBIT 99.1

Student Transportation Inc. Celebrates National School Bus Safety Week and Announces Safety Wall of Fame Inductees

Industry Safety Leader Recognizes Employees for Exceptional Safety Accomplishments

Wall, N.J., Oct. 16, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (“STI”) (TSX:STB) (NASDAQ:STB), a leader in school transportation, safety and fleet services, joins its customers and the National Association of Pupil Transportation (NAPT) in celebrating National School Bus Safety Week from October 16 – 20. Held during the third full week of October each year, the NAPT’s campaign is an active and evolving public education program and an excellent way for parents, students, teachers, motorists, school bus operators, school administrators, and other interested parties to join forces and address the importance of school bus safety. The NAPT’s theme this year is #StopOnRed which is derived from last year’s NAPT poster contest winner.

“School Bus Safety Week is a wonderful opportunity for us to partner with our communities and support everyone’s role in keeping our students safe,” said Shelly Hall, the Company’s Vice President of Safety. “While the safety and well being of our passengers is a year round commitment and our number one priority each and every day, the NAPT’s educational program is a way for us to really emphasize the importance of school bus safety and the goals of the #StopOnRed campaign.”

STI’s 170+ locations throughout North America will be holding safety meetings with customers and parents, conducting demonstrations with local officials including highway patrol, and featuring online safety training courses through its Learning Management System. STI is also introducing a series of safety-themed videos for children from Pre-K through 12th grade, and will be sharing the content with its customers and school administrators in an effort to help better educate passengers of all ages on school bus safety practices including safely crossing the street, emergency evacuations, and danger zones around the school bus. The Company is also rolling out several new tools to highlight and support its No Unattended Passengers initiative during the week, including new safety posters, vehicle placards, an informational video and a nationwide pledge being signed by STI’s more than 15,000 employees. “Many children are still adjusting to their morning schedule of being back in school,” Hall said. “So, finding a sleeping child is not the problem, but leaving them unattended on a school vehicle at any time is. We take our responsibility as stewards of the more than one million children we transport daily very seriously, and will do everything we can to create a safe environment for them on the school bus.”

This week the Company is also pleased to announce its 5th annual STI Safety “Wall of Fame” recipients, an honor granted to employees who have exceeded the regular scope of their duties by exhibiting an outstanding commitment to safety and community.

Employees were nominated by STI location managers from across North America and were held to the highest criteria of safety and performance within their role along with exceptional character -- those who arrive to work first and leave last, the ones who mentor new members of the team, those who are actively engaged with their communities. They take pride in their jobs, follow safety best practices, and shine as leaders amongst their team. The fifteen inductees into this year’s Safety “Wall of Fame” will be recognized during a special ceremony in the spring with STI Senior Leadership in Charleston, South Carolina. This year’s inductees into the Safety “Wall of Fame” are:

Billie Waugh: Grand Junction, CO	Mary Mouton: North Hollywood, CA
Daniel Douglas: Lake Oswego, OR	Mindy Lehman: Peterborough, ON
Eloise Estrada: Santa Maria, CA	Nancy Stephan: Sanford, ME
Gilbert Martinez: Ontario, CA	Richelle Strodder: Middletown, RI
Joan Podolski: Williamstown, NJ	Tammy Diethelm: Chaska, MN
Karen Mastriania: Mount Joy, PA	Vicky Reibert: Trafford, PA
Karen Souza: Danbury, CT	Bill Patterson: Collegeville, PA
Karen Stebbins: Higganum, CT

To learn more about Student Transportation Inc. and its family of companies, please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in school bus transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com